EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, Sept. 30, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it received notification on September 26, 2024 from BlackRock, Inc. that on September 25, 2024 it had crossed a threshold for notification of a relevant change (as defined by the AIM Rules for Companies).

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) [i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		CALEDONIA MINING CORPORATION PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer				X
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.) [v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached vi:		25/09/2024
6. Date on which issuer notified (DD/MM/YYYY):		26/09/2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	4.56%	0.40%	4.97%	955,428
Position of previous notification (if applicable)	4.56%	0.43%	5.00%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights ix		% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
JE00BF0XVB15		877,087		4.56%

SUBTOTAL 8. A	877,087		4.56%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	N/A	N/A	2,300	0.01%

		SUBTOTAL 8. B 1	2,300	0.01%

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights
CFD	N/A	N/A	Cash	76,041	0.39%

			SUBTOTAL 8.B.2	76,041	0.39%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii
Full chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv			X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	26 September 2024